                    INTERNATIONAL BANK FOR RECONSTRUCTION AND
                                   DEVELOPMENT






                                     [logo]







                       MANAGEMENT'S DISCUSSION & ANALYSIS
                                       AND
                    CONDENSED QUARTERLY FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999

                                   (UNAUDITED)

CONTENTS
SEPTEMBER 30, 1999




MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS AND FINANCIAL HIGHLIGHTS              2

FUNDING RESOURCES                                           2

LOANS, GUARANTEES AND HEDGING PRODUCTS                      2



IBRD CONDENSED FINANCIAL STATEMENTS

BALANCE SHEET                                               4

STATEMENT OF INCOME                                         5

STATEMENT OF COMPREHENSIVE INCOME                           6

STATEMENT OF CHANGES IN RETAINED EARNINGS                   6

STATEMENT OF CASH FLOWS                                     7

NOTES TO FINANCIAL STATEMENTS                               8

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS                   11

MANAGEMENT'S DISCUSSION AND ANALYSIS

This document should be read in conjunction with the International Bank for Reconstruction and Development's (IBRD) financial statements and management's discussion and analysis issued for the fiscal year ended June 30, 1999 (FY
1999). IBRD undertakes no obligation to update any forward-looking statements made in such document.

RESULTS OF OPERATIONS AND FINANCIAL HIGHLIGHTS

For the three months ended September 30, 1999 (first quarter FY 2000), reported net income was $417 million compared with $556 million in the first quarter of FY 1999. The net return on average interest-earning assets for the first quarter of FY 2000 was 1.09%, compared to 1.64% for the first quarter of FY 1999, and 1.05% for the fiscal year ended June 30, 1999. The main factor contributing to this decrease was a non-recurring realized gain in FY 1999 of $237 million, recognized upon liquidation of the held-to-maturity investment portfolio during the first quarter. Net income for the first quarter of FY 1999 excluding this one time gain was $319 million. Net income for the first quarter of FY 2000 was therefore higher than comparable net income for the same quarter last year by 31%. This $98 million increase in net income, excluding the effects of the investment gain described above, was due primarily to an increase of $78 million from net interest income. This increase in net interest income results from the increases in the net balances outstanding of average earning assets and interest bearing liabilities. Average interest-earning assets increased $16,759 million, contributing $253 million to income. This increase in income was offset by $26 million attributable to decreases in the average return on assets, primarily investments. Loan returns remained virtually unchanged from the same quarter last year due to the compensating effects of the maturing of higher-yield fixed rate loans, offset by the income contribution of reduced interest waivers and higher-priced Special Structural Adjustment Loans.

Although the average volume of borrowings outstanding increased interest expense by $207 million, a 21 basis point reduction in the cost of borrowings offset that increase by $59 million. The reduction in the cost of borrowings reflects the replacement of older, higher fixed rate debt with variable rate issues.

The following are highlights of IBRD's financial performance:


                                             FY 2000        FY 1999       FY 1999
In millions of U.S. dollars                  1st Qtr        1st Qtr       Full Year
--------------------------------------------------------------------------------------
Net interest income                          $       620    $      779     $     2,483
Average interest-earning assets              $   151,615    $  134,856     $   144,138
Return on average loans                             6.56%         6.57%           6.58%
Return on average cash and investments              5.16%         9.51%(a)        6.01%
Cost of average borrowings, after swaps             5.78%         5.99%           5.92%
---------------------------------------------------------------------------------------

a. Return includes gain on liquidation of the held-to-maturity portfolio, return excluding this gain would have been 5.59%.


FUNDING RESOURCES

Equity

IBRD's subscribed capital at the end of the first quarter of FY 2000 was $188,220 million, of which $11,395 million had been paid in. IBRD's equity also included $17,463 million of retained earnings. On July 29, 1999, the Executive Directors allocated out of the net income earned during FY 1999, $700 million to the General Reserve and $255 million to the Pension Reserve.

On September 30, 1999, the Board of Governors allocated transfers of $663 million out of Retained Earnings. For details see Financial Statements-Note C Retained Earnings, Allocations and Transfers. At September 30, 1999 the equity capital-to-loans ratio was 20.65% compared to 21.35% at September 30, 1998.

LOANS, GUARANTEES AND HEDGING PRODUCTS

Introduction of New Loan and Hedging Products

On September 1, 1999, IBRD introduced a fixed-spread loan product available for loans for which the invitation to negotiate is issued on or after September 1, 1999. Fixed-spread loans carry a lending spread above LIBOR that is fixed on the date the loan agreement is signed. The spread, which is determined and announced by the IBRD from time to time, is currently 55 basis points for U.S. dollar and euro, and 40 basis points for Japanese yen denominated loans. These spreads reflect a 5 basis point risk premium over most other IBRD loans which is charged to cover the increased refinancing risk. In addition, the commitment charge for the first four years of each fixed-spread loan is currently 85 basis points, 10 basis points higher than that for other IBRD loans to reflect increased funding risk. Borrowers selecting this product will have the flexibility to change the currency or interest rate basis over the life of the loan, and more flexibility in selecting repayment schedules, subject to policy limits.

As of September 30, 1999 no fixed-spread loans had been approved.

In addition to the new loan product, IBRD also plans to begin offering hedging products that would be linked to borrowers' existing IBRD loans, providing them with additional instruments by which to manage currency, interest rate, and on a case-by-case basis, commodity price risks. These hedging products are expected to be available during the third quarter of FY 2000.

Policy-Based Guarantees

As another part of IBRD's strategy to expand its range of instruments available to borrowers, IBRD has also introduced policy-based guarantees. These guarantees, which cover a portion of debt service on specific borrowings by eligible member countries from private foreign creditors, are in support of agreed structural, institutional and social policies and reforms. Initially, IBRD is proceeding with a pilot program of up to $2,000 million of exposure. On September 16, 1999, the Executive Directors authorized the first such guarantee, in the amount of $250 million in connection with a Special Structural Adjustment Loan.

BALANCE SHEET

EXPRESSED IN MILLIONS OF U.S. DOLLARS


                                                                                       September 30, 1999   June 30, 1999
                                                                                             (Unaudited)
                                                                                       ------------------   -------------

Assets
 Due from banks                                                                            $     704        $     697
 Investments-Trading                                                                          28,078           30,345
 Securities purchased under resale agreements-Trading                                              -                6
 Nonnegotiable, noninterest-bearing demand obligations on account of
  subscribed capital                                                                           1,778            1,846
 Receivable from currency swaps
  Investments-Trading                                                                         10,372           11,420
  Borrowings                                                                                  72,780           67,592
 Loans outstanding-Note B
  Total loans                                                                                167,417          168,600
  Less undisbursed balance                                                                    47,732           51,372
                                                                                             -------          -------
   Loans outstanding                                                                         119,685          117,228
  Less accumulated provision for loan losses                                                   3,640            3,560
                                                                                             -------          -------
   Loans outstanding net of accumulated provision                                            116,045          113,668
                                                                                             -------          -------
 Other assets                                                                                  5,256            5,234
                                                                                            -------           -------
Total assets                                                                               $235,013         $230,808
                                                                                           --------          --------
                                                                                           --------          --------
Liabilities
 Borrowings
  Short-term                                                                                $  3,427         $  5,328
  Medium- and long-term                                                                      112,402          110,411
 Securities sold under repurchase agreements and payable for cash collateral
  received-Trading                                                                                13              102
 Payable for currency swaps
  Investments-Trading                                                                         11,253           11,501
  Borrowings                                                                                  73,875           70,484
 Payable for Board of Governors-approved transfers-Note C                                      1,276              607
 Liabilities for other postretirement benefits                                                   107              103
 Other liabilities                                                                             4,454            4,251
                                                                                             -------          -------
   Total liabilities                                                                         206,807          202,787
                                                                                             -------          -------
Equity
 Capital stock-Authorized (1,581,724 shares-September 30, 1999 and June 30, 1999)
  Subscribed (1,560,243 shares-September 30, 1999 and June 30, 1999)                         188,220          188,220
  Less uncalled portion of subscriptions                                                     176,825          176,825
                                                                                             -------          -------
                                                                                              11,395           11,395
 Amounts to maintain value of currency holdings of paid-in capital stock                        (300)           (453)
 Payments on account of pending subscriptions                                                      7                7
 Retained earnings (see Statement of Changes in Retained Earnings, Note C)                    17,463           17,709
 Accumulated other comprehensive income-Note D                                                  (359)            (637)
                                                                                             -------          -------
   Total equity                                                                               28,206           28,021
                                                                                             -------          -------
 Total liabilities and equity                                                               $235,013         $230,808
                                                                                            --------         --------
                                                                                            --------         --------


The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF INCOME

EXPRESSED IN MILLIONS OF U.S. DOLLARS


                                                                                      Three Months Ended
                                                                                         September 30
                                                                                          (Unaudited)
                                                                                      ------------------
                                                                                         1999      1998
                                                                                         ----      ----
Income
 Loans-Note B                                                                           $2,002    $1,835
 Investments
  Trading                                                                                  396       312
  Held-to-maturity                                                                           -       284
 Securities purchased under resale agreements                                                1         6
 Income from Staff Retirement Plan and other postretirement benefits plans                  43        68
 Other                                                                                      15         7
                                                                                         -----     -----
   Total income                                                                          2,457     2,512
                                                                                         -----     -----

Expenses
 Borrowings                                                                              1,779     1,631
 Securities sold under repurchase agreements and payable for cash collateral
  received                                                                                   -        27
 Administrative                                                                            209       229
 Provision for loan losses-Note B                                                           21        35
 Other                                                                                       -         4
                                                                                         -----     -----
   Total expenses                                                                        2,009     1,926
                                                                                         -----     -----
Operating Income                                                                           448       586
Less contributions to special programs                                                      31        30
                                                                                         -----     -----
Net Income                                                                               $ 417     $ 556
                                                                                         -----     -----
                                                                                         -----     -----



The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF COMPREHENSIVE INCOME

EXPRESSED IN MILLIONS OF U.S. DOLLARS



                                                                Three Months Ended
                                                                    September 30
                                                                    (Unaudited)
                                                                ------------------
                                                                 1999       1998
                                                                ------     -------
Net income                                                       $417       $556
Other comprehensive income-Note D
  Currency translation adjustments                                278        375
                                                                 ----       ----
  Total other comprehensive income                                278        375
                                                                 ----       ----
Comprehensive income                                             $695       $931
                                                                 ----       ----
                                                                 ----       ----



STATEMENT OF CHANGES IN RETAINED EARNINGS

EXPRESSED IN MILLIONS OF U.S. DOLLARS



                                                           Three Months Ended
                                                              September 30
                                                               (Unaudited)
                                                        ------------------------
                                                          1999            1998
                                                        --------        --------
Retained earnings at beginning of the fiscal year       $ 17,709        $ 16,733
  Board of Governors-approved transfers-Note C              (663)            (90)
  Net income for the period                                  417             556
                                                        --------        --------
Retained earnings at end of the period                  $ 17,463        $ 17,199
                                                        --------        --------
                                                        --------        --------


The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF CASH FLOWS

EXPRESSED IN MILLIONS OF U.S. DOLLARS



                                                                                                         Three Months Ended
                                                                                                            September 30
                                                                                                            (Unaudited)
                                                                                                    --------------------------
                                                                                                        1999           1998
                                                                                                     ---------       ---------
Cash flows from lending and investing activities
 Loans
  Disbursements                                                                                       $ (3,149)      $ (3,745)
  Principal repayments and prepayments                                                                   2,624          2,658
 Investments: Held-to-maturity
  Purchases of securities and repayments of securities sold under repurchase agreements                     -         (13,266)
  Maturities of securities and proceeds from securities sold under repurchase agreements                    -          13,426
  Proceeds from sale of held-to-maturity portfolio                                                          -           1,389
                                                                                                     ---------        ---------
    Net cash (used in) provided by lending and investing activities                                       (525)           462
                                                                                                     ---------        ---------
Cash flows used for payments for Board of Governors-approved transfers                                     (15)            (9)
Cash flows from financing activities
 Medium- and long-term borrowings
  New issues                                                                                             5,280          3,987
  Retirements                                                                                           (6,508)        (1,597)
 Net capital stock transactions                                                                             15            120
 Other financing activities                                                                             (2,126)        (1,572)
                                                                                                     ---------       ---------
    Net cash (used in) provided by financing activities                                                 (3,339)           938
                                                                                                     ---------       ---------
Cash flows from operating activities
 Net income                                                                                                417            556
 Adjustments to reconcile net income to net cash provided by operating activities
  Depreciation and amortization                                                                            213            164
  Income from Staff Retirement Plan and other postretirement benefits plans                                 43             68
  Provision for loan losses                                                                                 21             35
  Net changes in other assets and liabilities                                                              (62)           (91)
  Gain on sale of held-to-maturity portfolio                                                                 -           (237)
                                                                                                     ---------       ---------
    Net cash provided by operating activities                                                              632            495
                                                                                                     ---------       ---------
Effect on liquid investments due to decrease in net assets associated with
 other postretirement benefits                                                                               -            650
Effect of exchange rate changes on unrestricted cash and liquid investments                                 33            204
                                                                                                     ---------       ---------
Net (decrease) increase in unrestricted cash and liquid investments                                     (3,214)         2,740
Unrestricted cash and liquid investments at beginning of the fiscal year                                30,122         23,505
                                                                                                     ---------       ---------
Unrestricted cash and liquid investments at end of the period                                         $ 26,908       $ 26,245
                                                                                                     ---------       ---------
                                                                                                     ---------       ---------
Composed of
 Investments held in trading portfolio                                                               $ 28,078         $ 26,777
 Other                                                                                                 (1,170)            (532)
                                                                                                     ---------       ---------
                                                                                                     $ 26,908         $ 26,245
                                                                                                     ---------       ---------
                                                                                                     ---------       ---------
Supplemental disclosure
 Increase (decrease) in ending balances resulting from exchange rate fluctuations
  Loans outstanding                                                                                  $  1,932         $  2,540
  Investments: Held-to-maturity                                                                            -                13
  Borrowings                                                                                            3,047            2,984
  Currency swaps-Borrowings                                                                            (1,611)            (868)




The Notes to Financial Statements are an integral part of these Statements.

NOTES TO FINANCIAL STATEMENTS

NOTE A-FINANCIAL INFORMATION

The unaudited condensed financial statements should be read in conjunction with the June 30, 1999 financial statements and the notes included therein. A review of the interim financial information for the three months ended September 30, 1999 and 1998, was performed by the International Bank for Reconstruction and Development's (IBRD) independent public accountants in accordance with standards established by the American Institute of Certified Public Accountants and by the International Auditing Practices Committee of the International Federation of Accountants. In the opinion of management, the condensed financial statements reflect all adjustments necessary for a fair presentation of IBRD's financial position and results of operations. The results of operations for the first three months of the current fiscal year are not necessarily indicative of results that may be expected for the full year. Certain reclassifications of the prior period's information have been made to conform to the current period's presentation.

NOTE B-lOANS AND GUARANTEES

Waivers of Loan Interest and Commitment Charges

On July 29, 1999, the Executive Directors approved an interest waiver of five basis points on disbursed and outstanding loans to eligible borrowers, except that for loans where the invitation to negotiate was issued on or after July 31, 1998, which carry a 75 basis point lending spread, the interest waiver is 25 basis points. This is effective for payment periods beginning during the fiscal year ending June 30, 2000. A similar waiver was in effect for the fiscal year ended June 30, 1999. For the three months ended September 30, 1999 and 1998, the effect of this waiver was to reduce Net Income by $14 million and $54 million, respectively.

Further, on July 29, 1999, the Executive Directors approved a one-year commitment charge waiver of 50 basis points on undisbursed loans to all borrowers for all payment periods commencing in the fiscal year ending June 30, 2000. A similar waiver of 50 basis points was in effect for the fiscal year ended June 30, 1999. For the three months ended September 30, 1999 and 1998, the effect of the commitment charge waiver was to reduce Net Income by $60 million and $52 million, respectively.

Overdue Amounts

At September 30, 1999, no loans payable to IBRD, other than those referred to in the following paragraph, were overdue by more than three months.

At September 30, 1999, loans made to or guaranteed by certain member countries and the Federal Republic of Yugoslavia (Serbia and Montenegro) with an aggregate principal balance outstanding of $2,089 million ($2,053 million-June 30, 1999), of which $1,288 million ($1,249 million-June 30,
1999) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $1,041 million ($1,011 million-June 30, 1999). If these loans had not been in nonaccrual status, income from loans for the three months ended September 30, 1999 would have been higher by $18 million ($14 million-September 30, 1998). A summary of countries with loans in nonaccrual status follows:

In millions
--------------------------------------------------------------------------------------------------------------------------
                                                                             September 30, 1999
                                                          ----------------------------------------------------------------
Borrower                                                    Principal          Principal, interest         Nonaccrual
                                                           outstanding         and charges overdue           since
--------------------------------------------------------------------------------------------------------------------------
WITH OVERDUES
 Congo, Democratic Republic of                                 $ 83                   $ 101                November 1993
 Congo, Republic of                                              69                      43                November 1997
 Iraq                                                            41                      70                December 1990
 Liberia                                                        138                     287                June 1987
 Sudan                                                            5                       5                January 1994
 Syrian Arab Republic                                            42                     172(a)             February 1987
 Yugoslavia, Federal Republic of (Serbia and
  Montenegro)                                                 1,133                   1,651                September 1992
                                                             ------                  ------
Total                                                         1,511                   2,329

WITHOUT OVERDUES
Bosnia and Herzegovina                                          578                       -                September 1992
                                                             ------                  ------
TOTAL                                                        $2,089                  $2,329
                                                             ------                  ------
                                                             ------                  ------
--------------------------------------------------------------------------------------------------------------------------

a. Represents interest and charges overdue.


During fiscal year 1999 Sudan reached an understanding with IBRD and the International Development Association (IDA) under which Sudan has agreed to make regular monthly payments of $1 million commencing in July 1999. These payments will be applied first to IBRD arrears and then to arrears with IDA.

The average recorded investment in nonaccruing loans during the three months ended September 30, 1999 was $2,072 million ($2,054 million-September 30,
1998).

During the three months ended September 30, 1999 and 1998, no loans came out of nonaccrual status.

Accumulated Provision for Loan Losses

Changes to the Accumulated Provision for Loan Losses for the three months ended September 30, 1999 and for the fiscal year ended June 30, 1999 appears below:

In millions
--------------------------------------------------------------------------------
                                                  September 30        June 30
                                                  ------------      ------------
Balance, beginning of the fiscal year               $3,560             $3,240
Provision for loan losses                               21                246
Translation adjustment                                  59                 74
                                                    ------             ------
Balance, end of the  period                         $3,640             $3,560
                                                    ------             ------
                                                    ------             ------
--------------------------------------------------------------------------------


Of the Accumulated Provision for Loan Losses of $3,640 million ($3,560 million-June 30, 1999), $700 million is attributable to the nonaccruing loan portfolio at September 30, 1999 ($700 million-June 30, 1999).

Guarantees

Guarantees of $1,908 million at September 30, 1999 ($1,973 million-June 30,
1999) were not included in reported loan balances. At September 30, 1999, $485 million of these guarantees were subject to call ($466 million-June 30, 1999).

Fifth Dimension Program

Under the Fifth Dimension Program established by IDA in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. At September 30, 1999, IDA had approved credits of $1,625 million ($1,623 million-June 30, 1999) under this program from its inception, of which $1,606 million ($1,604 million-June 30, 1999) had been disbursed to the eligible countries.

Segment Reporting

For the first quarter of fiscal year 2000, loans to two countries individually generated in excess of 10 percent of loan income. Loan income from these two countries was $222 million and $213 million respectively.

NOTE C-RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

Retained Earnings was comprised of the following elements at September 30, 1999 and June 30, 1999:

In millions
--------------------------------------------------
                           September 30    June 30
                           ------------  ---------
Special Reserve              $   293       $   293
General Reserve               16,109        15,409
Pension Reserve                  549           294
Surplus                           95           195
Unallocated Net Income           417         1,518
                             -------       -------
Total                        $17,463       $17,709
                             -------       -------
                             -------       -------
--------------------------------------------------


On July 29, 1999, the Executive Directors allocated $700 million of the net income earned in the fiscal year ended June 30, 1999 to the General Reserve and $255 million to the Pension Reserve, representing the difference between actual funding of the Staff Retirement Plan (SRP) and its accounting income for the fiscal year 1999.

On September 30, 1999, the Board of Governors approved the following transfers out of unallocated Net Income: an amount equivalent to $273 million in SDRs (valued at June 30, 1999) to IDA, $200 million to the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund, $60 million to the Trust fund for Gaza and West Bank, and $30 million for capacity building in Africa. In addition, the Board of Governors approved the transfer of $75 million in SDRs (valued at June 30, 1999) to IDA from Surplus. Of the total amount of these transfers by IBRD to IDA ($348 million in SDRs valued at June 30, 1999) $300 million is to be drawn down in fiscal year 2005 and $48 million is available immediately as a reimbursement of IDA's share of the fiscal year 1999 cost of implementing the Strategic Compact of IBRD and IDA. At the same time, the Board of Governors also approved a transfer from surplus of $25 million for emergency rehabilitation assistance for Kosovo. At September 30, 1999, the unpaid balances of all of the above-mentioned Board-approved transfers have been included in Payable for Board of Governors-approved Transfers on the balance sheet.

NOTE D-COMPREHENSIVE INCOME

For IBRD, comprehensive income comprises currency translation adjustments and net income. These items are presented in the Statement of Comprehensive Income. The following table presents the changes in Accumulated Other Comprehensive Income balances for the three months ended September 30, 1999 and 1998:

In millions
------------------------------------------------------------------------
                                                   Accumulated Other
                                                Comprehensive Income(a)
                                                -----------------------
                                                 1999         1998
                                                -------      -------
Balance, beginning  of the fiscal year           $(637)      $(960)
Changes from period activity                       278         375
                                                 -----       -----
Balance, end of the period                       $(359)      $(585)
                                                 -----       -----
                                                 -----       -----
------------------------------------------------------------------------

a. The total accumulated other comprehensive income represents the cumulative translation adjustments.

                   REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

           DELOITTE TOUCHE
                  TOHMATSU
       (INTERNATIONAL FIRM)
---------------------------              ----------------------------------
                                         555 12th Street NW
                                         Washington, DC



President and Board of Governors
International Bank for Reconstruction and Development

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of September 30, 1999, and the related condensed statements of income, comprehensive income, changes in retained earnings, and cash flows for the three month periods ended September 30, 1999 and 1998, These financial statements are the responsibility of IBRD's management.

We have conducted our review in accordance with standards established by the American Institute of Certified Public Accountants and the International Auditing Practices Committee of the International Federation of Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America or with International Standards on Auditing, the objective of each is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed financial statements for them to be in conformity with accounting principles generally accepted in the United States of America and with International Accounting Standards.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and with International Standards on Auditing, the balance sheet including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 1999, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal year then ended (not presented herein); and in our report dated July 28, 1999, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 1999 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.


[Deloitte Touche Tohmatsu (International Firm)]


October 29, 1999






                                     ------------------------------------------
                                     Beijing London Mexico City Moscow New York
                                     Paris Tokyo Toronto

         International Bank for Reconstruction and Development
             Treasury Asset Liability Risk System (TALRS)

                 SEC Report -- Changes in Borrowings                     Page 1
         Borrowings (MLT) July 01, 1999 thru September 30, 1999


                                                                                                          Settlement     Maturity
Borrowing Type  Description        Trade ID    Currency  External ID   Currency Amount  US$ Equivalent    Date           Date
--------------  -----------        ---------   --------  -----------   ---------------  --------------   -----------    ---------

New Borrowings
--------------
         MTBOC
         -----
Australian Dollar
-----------------
BOND/SELL AUD/IBRD/0503AUD05.50    0000003842  AUD                       500,000,000      331,250,000    14-Jul-1999    14-May-2003
                                                                                        -------------
Total By Currency                                                                         331,250,000
                                                                                        -------------
Pound Sterling
--------------
BOND/SELL GBP/IBRD/1201GBP05.37    0000003851  GBP       GBP0744GDI03    100,000,000      155,850,000    12-Jul-1999    03-Dec-2001
BOND/SELL GBP/IBRD/1201GBP05.37    0000003876  GBP       GBP0744GDI04     50,000,000       77,925,000    12-Jul-1999    03-Dec-2001
BOND/SELL GBP/IBRD/1201GBP05.37    0000003892  GBP       GBP0744GDI05  1,000,000,000    1,614,500,000    10-Aug-1999    03-Dec-2001
BOND/SELL GBP/IBRD/0103GBP06.50    0000003943  GBP       GBP0643GDI07    100,000,000      160,685,000    10-Sep-1999    07-Jan-2003
                                                                                        -------------
Total By Currency                                                                       2,008,960,000
                                                                                        -------------
Greek Drachma
-------------
BOND/SELL GRD/IBRD/0601GRD06.25    0000003879  GRD                    10,000,000,000       31,340,101    16-Jul-1999    01-Jun-2001
                                                                                        -------------
Total By Currency                                                                          31,340,101
                                                                                        -------------
Hong Kong Dollar
----------------
BOND/SELL HKD/IBRD/0702HKD07.25    0000003821  HKD                       300,000,000       38,666,271    02-Jul-1999    02-Jul-2002
BOND/SELL HKD/IBRD/0902HKD07.45    0000003930  HKD       HKD0805GDI01    250,000,000       32,196,165    03-Sep-1999    03-Sep-2002
BOND/SELL HKD/IBRD/0902HKD07.75    0000003933  HKD                     1,000,000,000      128,766,418    13-Sep-1999    13-Sep-2002
                                                                                        -------------
Total By Currency                                                                         199,628,854
                                                                                        -------------
Japanese Yen
------------
BOND/SELL JPY/IBRD/0719JPYSTR02    0000003845  JPY       JPY0138GDI01  1,000,000,000        8,178,287    07-Jul-1999    07-Jul-2019
BOND/SELL JPY/IBRD/0719JPYSTR      0000003822  JPY       JPY0133GDI01  1,000,000,000        8,187,661    08-Jul-1999    08-Jul-2019
BOND/SELL JPY/IBRD/0709JPYSTR01    0000003844  JPY       JPY0136GDI01  1,000,000,000        8,173,941    13-Jul-1999    13-Jul-2009
BOND/SELL JPY/IBRD/0719JPYSTR03    0000003850  JPY       JPY0139GDI01  1,200,000,000        9,870,450    15-Jul-1999    15-Jul-2019
BOND/SELL JPY/IBRD/0709JPYSTR      0000003867  JPY       JPY0140GDI01  1,000,000,000        8,337,850    21-Jul-1999    21-Jul-2009
BOND/SELL JPY/IBRD/0709JPYSTR02    0000003881  JPY       JPY0141GDI01  1,000,000,000        8,337,850    21-Jul-1999    21-Jul-2009
BOND/SELL JPY/IBRD/0714JPYSTR      0000003886  JPY                     3,000,000,000       25,736,713    29-Jul-1999    29-Jul-2014
BOND/SELL JPY/IBRD/0809JPYSTR01    0000003905  JPY                     1,000,000,000        8,705,493    17-Aug-1999    17-Aug-2009
BOND/SELL JPY/IBRD/0809JPYSTR      0000003897  JPY                     1,000,000,000        8,969,012    24-Aug-1999    24-Aug-2009
BOND/SELL JPY/IBRD/0811JPYSTR      0000003925  JPY       SWAPT55151    1,300,000,000       11,698,538    25-Aug-1999    25-Aug-2011
BOND/SELL JPY/IBRD/0809JPYSTR02    0000003923  JPY       JPY0150GDI01  2,000,000,000       17,904,302    26-Aug-1999    26-Aug-2009
BOND/SELL JPY/IBRD/0909JPYSTR      0000003928  JPY       JPY0149GDI01  1,000,000,000        9,007,792    08-Sep-1999    08-Sep-2009
BOND/SELL JPY/IBRD/0911JPYSTR      0000003935  JPY       SWAPT55176    1,100,000,000        9,908,571    08-Sep-1999    08-Sep-2011
BOND/SELL JPY/IBRD/0909JPYSTR01    0000003937  JPY                     1,500,000,000       13,511,688    08-Sep-1999    08-Sep-2009
BOND/SELL JPY/IBRD/0904JPYSTR      0000003941  JPY                     3,000,000,000       28,212,724    16-Sep-1999    16-Sep-2004
BOND/SELL JPY/IBRD/0907JPYSTR      0000003936  JPY       SWAPT55187IB  1,200,000,000       11,565,708    17-Sep-1999    17-Sep-2007
BOND/SELL JPY/IBRD/0914JPYSTR      0000003996  JPY                     1,000,000,000        9,257,116    22-Sep-1999    24-Sep-2014
BOND/SELL JPY/IBRD/0919JPYSTR      0000003955  JPY       SWAP55377IB   1,000,000,000        9,508,415    29-Sep-1999    17-Sep-2019


         International Bank for Reconstruction and Development
             Treasury Asset Liability Risk System (TALRS)

                 SEC Report -- Changes in Borrowings                     Page 2
         Borrowings (MLT) July 01, 1999 thru September 30, 1999


                                                                                                          Settlement     Maturity
Borrowing Type  Description        Trade ID    Currency  External ID   Currency Amount  US$ Equivalent    Date           Date
--------------  -----------        ---------   --------  -----------   ---------------  --------------   -----------    ---------

                                                                                        -------------
Total By Currency                                                                         215,072,110
                                                                                        -------------
Polish Zloty
------------
BOND/SELL PLN/IBRD/0901PLNSTR      0000003945  PLN                       100,000,000       24,390,244    10-Sep-1999    10-Sep-2001
                                                                                        -------------
Total By Currency                                                                          24,390,244
                                                                                        -------------
Slovak Koruna
-------------
BOND/SELL SKK/IBRD/0902SKK15.00    0000003946  SKK                     1,000,000,000       24,100,451    24-Sep-1999    24-Sep-2002
                                                                                        -------------
Total By Currency                                                                          24,100,451
                                                                                        -------------
United Stated Dollar
--------------------
BOND/SELL USD/IBRD/0704USD06.00    0000003874  USD                      1,000,000,000   1,000,000,000    16-Jul-1999    16-Jul-2004
BOND/SELL USD/IBRD/0700USDSTR      0000003895  USD       USD0802GDI01     100,000,000     100,000,000    28-Jul-1999    28-Jul-2000
BOND/SELL USD/IBRD/0804USDSTR      0000003901  USD                         15,000,000      15,000,000    11-Aug-1999    11-Aug-2004
BOND/SELL USD/IBRD/0802USD05.97    0000003899  USD       USD0803GDI01      40,000,000      40,000,000    12-Aug-1999    12-Aug-2002
BOND/SELL USD/IBRD/0802USD05.80    0000003909  USD       USD0804GDI01      17,500,000      17,500,000    26-Aug-1999    27-Aug-2002
BOND/SELL USD/IBRD/0804USDSTR01    0000003926  USD                         22,000,000      22,000,000    26-Aug-1999    26-Aug-2004
BOND/SELL USD/IBRD/0904USDSTR      0000004000  USD       SWAPT55411        25,000,000      25,000,000    15-Sep-1999    15-Sep-2004
BOND/SELL USD/IBRD/0902USD06.25    0000003987  USD                      1,000,000,000   1,000,000,000    16-Sep-1999    16-Sep-2002
BOND/SELL USD/IBRD/0902USD05.65    0000003998  USD       USD0811GDI01      28,000,000      28,000,000    23-Sep-1999    24-Sep-2002
BOND/SELL USD/IBRD/0904USDSTR01    0000004004  USD                        150,000,000     150,000,000    30-Sep-1999    30-Sep-2004
                                                                                        -------------
Total By Currency                                                                       2,397,500,000
                                                                                        -------------
South African Rand
------------------
BOND/SELL ZAR/IBRD/0404ZAR13.75    0000003828  ZAR                        125,000,000      20,627,063    01-Jul-1999    19-Apr-2004
BOND/SELL ZAR/IBRD/0404ZAR13.75    0000003834  ZAR       ZAR0779GDI04     100,000,000      16,501,650    01-Jul-1999    19-Apr-2004
BOND/SELL ZAR/IBRD/0403ZAR13.00    0000003882  ZAR                        100,000,000      16,256,198    21-Jul-1999    07-Apr-2003
                                                                                        -------------
Total By Currency                                                                          53,384,911
                                                                                        -------------
                                                                                        -------------
Total                                                                                   5,285,626,670
                                                                                        -------------
         MTBOZ
         -----
United States Dollar
--------------------
BOND/SELL USD/IBRD/0806USDSTR      0000003902  USD                         40,000,000      40,000,000    09-Aug-1999    09-Aug-2006
                                                                                        -------------
Total By Currency                                                                          40,000,000
                                                                                        -------------
                                                                                        -------------
 Total                                                                                     40,000,000
                                                                                        -------------



         International Bank for Reconstruction and Development
             Treasury Asset Liability Risk System (TALRS)

                 SEC Report -- Changes in Borrowings                     Page 3
         Borrowings (MLT) July 01, 1999 thru September 30, 1999


                                                                                                          Settlement     Maturity
Borrowing Type  Description        Trade ID    Currency  External ID   Currency Amount  US$ Equivalent    Date           Date
--------------  -----------        ---------   --------  -----------   ---------------  --------------   -----------    ---------

 Maturing Borrowings
--------------------
         MTBOC
         -----
AUSTRALIAN SCHILLING
--------------------
BOND/SELL ATS/IBRD/0899ATS06.63    0000000035  ATS       ATS0011MLT01   1,000,000,000     78,043,357     11-Aug-1987    10-Aug-1999
                                                                                        -------------
 Total By Currency                                                                        78,043,357
                                                                                        -------------
Australian Dollar
-----------------
BOND/SELL AUD/IBRD/0799AUD08.25    0000000043  AUD       AUD0539GMT01     100,000,000     67,100,000     08-Jul-1996    08-Jul-1999
BOND/SELL AUD/IBRD/0799AUD08.25    0000000044  AUD       AUD0539GMT02      50,000,000     33,550,000     08-Jul-1996    08-Jul-1999
BOND/SELL AUD/IBRD/0899AUD07.50    0000000046  AUD       AUD0545GMT01     134,500,000     87,135,825     13-Aug-1996    13-Aug-1999
                                                                                        -------------
Total By Currency                                                                        187,785,825
                                                                                        -------------
Canadian Dollar
---------------
BOND/SELL CAD/IBRD/0799CAD10.13    0000000053  CAD       CAD0030MLT01     150,000,000    100,904,780     20-Jul-1989    20-Jul-1999
                                                                                        -------------
Total By Currency                                                                        100,904,780
                                                                                        -------------
Swiss Franc
------------
BOND/SELL CHF/IBRD/0799CHF05.75    0000000070  CHF       CHF0216MLT01     100,000,000     63,455,803     20-Jul-1989    20-Jul-1999
                                                                                        -------------
Total By Currency                                                                         63,455,803
                                                                                        -------------
Czech Koruna
------------
BOND/SELL CZK/IBRD/0899CZK15.00    0000000096  CZK       CZK0681GDI01   1,000,000,000     29,226,947     16-Apr-1998    16-Aug-1999
                                                                                        -------------
Total By Currency                                                                         29,226,947
                                                                                        -------------
Deutsche Mark
--------------
BOND/SELL DEM/IBRD/0799DEM06.75    0000000105  DEM       DEM0260MLT01     600,000,000    327,804,563     28-Jul-1989    28-Jul-1999
                                                                                        -------------
Total By Currency                                                                        327,804,563
                                                                                        -------------
Euro Currency
-------------
BOND/SELL EUR/IBRD/0899EURFLT      0000001117  EUR       XEU1024MTN01      50,000,000     52,195,000     27-Aug-1992    27-Aug-1999
                                                                                        -------------
Total By Currency                                                                         52,195,000
                                                                                        -------------
Pound Sterling
--------------
BOND/SELL GBP/IBRD/0899GBPFLT      0000000187  GBP       GBP1020MTN01      25,000,000     40,467,500     03-Aug-1992    03-Aug-1999
BOND/SELL GBP/IBRD/0899GBP07.00    0000000174  GBP       GBP0598GMT01     125,000,000    201,812,500     10-Jul-1997    10-Aug-1999
                                                                                        -------------
Total By Currency                                                                        242,280,000
                                                                                        -------------
Hong Kong Dollar
----------------
BOND/SELL HKD/IBRD/0799HKD07.00    0000000200  HKD       HKD0540GMT01   1,000,000,000    128,882,588     08-Jul-1996    08-Jul-1999
                                                                                        -------------
Total By Currency                                                                        128,882,588
                                                                                        -------------
Japanese Yen
------------
BOND/SELL JPY/IBRD/0201JPY02.50    0000000314  JPY       JPY0123MLT01   1,800,000,000     15,517,910     16-Mar-1987    16-Aug-1999
BOND/SELL JPY/IBRD/0801JPY02.50    0000000316  JPY       JPY0125MLT03   1,000,000,000      8,717,635     01-Apr-1987    10-Aug-1999
BOND/SELL JPY/IBRD/0701JPY03.10    0000000317  JPY       JPY0127MLT01     660,000,000      5,723,453     29-May-1987    02-Aug-1999
BOND/SELL JPY/IBRD/0999JPY05.40    0000000328  JPY       JPY0145MLT01  30,000,000,000    282,339,655     30-Sep-1987    30-Sep-1999



         International Bank for Reconstruction and Development
             Treasury Asset Liability Risk System (TALRS)

                 SEC Report -- Changes in Borrowings                     Page 4
         Borrowings (MLT) July 01, 1999 thru September 30, 1999


                                                                                                          Settlement    Maturity
Borrowing Type  Description       Trade ID    Currency  External ID   Currency Amount    US$ Equivalent   Date          Date
--------------  -----------       ---------   --------  -----------   ---------------    --------------   -----------   ---------

BOND/SELL JPY/IBRD/0799JPY02.30   0000000321   JPY      JPY0131MLT01    3,000,000,000        24,483,800  30-Dec-1987    12-Jul-1999
BOND/SELL JPY/IBRD/0303JPY05.50   0000000331   JPY      JPY0154MLT01    5,900,000,000        56,689,887  25-Mar-1988    27-Sep-1999
BOND/SELL JPY/IBRD/0799JPY03.50   0000000325   JPY      JPY0136MLT01    1,500,000,000        12,241,900  29-Dec-1988    12-Jul-1999
BOND/SELL JPY/IBRD/0999JPY05.25   0000000341   JPY      JPY0179MLT01   68,000,000,000       621,685,866  20-Sep-1989    14-Sep-1999
                                                                                          --------------
Total By Currency                                                                         1,027,400,106
                                                                                          --------------
Netherlands Guilder
-------------------
BOND/SELL NLG/IBRD/0700NLG08.13   0000000378   NLG      NLG0072MLT01       12,500,000         5,781,160  10-Jul-1985    12-Jul-1999
                                                                                          --------------
Total By Currency                                                                             5,781,160
                                                                                          --------------
New Zealand Dollar
------------------
BOND/SELL NZD/IBRD/0799NZD09.00   0000000389   NZD      NZD0541GMT01      100,000,000        53,230,000  08-Jul-1996    08-Jul-1999
BOND/SELL NZD/IBRD/0799NZD09.00   0000000390   NZD      NZD0541GMT02      100,000,000        53,230,000  08-Jul-1996    08-Jul-1999
BOND/SELL NZD/IBRD/0799NZD09.00   0000000391   NZD      NZD0541GMT03       50,000,000        26,615,000  08-Jul-1996    08-Jul-1999
                                                                                          -------------
Total By Currency                                                                           133,075,000
                                                                                          --------------
United States Dollar
--------------------
BOND/SELL USD/IBRD/0799USD07.851  0000000530   USD      USD0246COL01       18,500,000        18,500,000  16-Mar-1988    01-Jul-1999
BOND/SELL USD/IBRD/0999USD07.75   0000000540   USD      USD0277COL01        8,000,000         8,000,000  04-Apr-1988    15-Sep-1999
BOND/SELL USD/IBRD/0999USD05.10   0000000544   USD      USD0283COL01        5,900,000         5,900,000  07-Apr-1988    15-Sep-1999
BOND/SELL USD/IBRD/0999USD06.13   0000000546   USD      USD0285COL01        1,500,000         1,500,000  07-Apr-1988    15-Sep-1999
BOND/SELL USD/IBRD/0799USD07.852  0000000562   USD      USD0402COL01       17,000,000        17,000,000  01-Jun-1988    01-Jul-1999
BOND/SELL USD/IBRD/0899USD09.55   0000000600   USD      USD0606COL01           25,000            25,000  05-Aug-1988    05-Aug-1999
BOND/SELL USD/IBRD/0999USD09.69   0000000620   USD      USD0654COL01          548,000           548,000  07-Sep-1988    01-Sep-1999
BOND/SELL USD/IBRD/0999USD09.14   0000000704   USD      USD1132COL01          950,000           950,000  02-Jun-1989    15-Sep-1999
BOND/SELL USD/IBRD/0799USD08.50   0000000713   USD      USD1178COL01          900,000           900,000  19-Jul-1989    19-Jul-1999
BOND/SELL USD/IBRD/0899USD08.60   0000000716   USD      USD1201COL01        2,000,000         2,000,000  21-Jul-1989    02-Aug-1999
BOND/SELL USD/IBRD/0799USD08.53   0000000715   USD      USD1195COL01           25,000            25,000  24-Jul-1989    26-Jul-1999
BOND/SELL USD/IBRD/0799USD08.60   0000000717   USD      USD1206COL01       16,000,000        16,000,000  26-Jul-1989    30-Jul-1999
BOND/SELL USD/IBRD/0899USD08.54   0000000719   USD      USD1215COL01          100,000           100,000  31-Jul-1989    02-Aug-1999
BOND/SELL USD/IBRD/0899USD08.41   0000000722   USD      USD1236COL01           25,000            25,000  03-Aug-1989    03-Aug-1999
BOND/SELL USD/IBRD/0899USD08.23   0000000724   USD      USD1241COL01          500,000           500,000  08-Aug-1989    09-Aug-1999
BOND/SELL USD/IBRD/0899USD08.45   0000000725   USD      USD1251COL01           60,000            60,000  15-Aug-1989    16-Aug-1999
BOND/SELL USD/IBRD/0999USD08.68   0000000734   USD      USD1288COL01           75,000            75,000  12-Sep-1989    15-Sep-1999
BOND/SELL USD/IBRD/0999USD09.00   0000000797   USD      USD1465COL01           75,000            75,000  10-Oct-1990    15-Sep-1999
BOND/SELL USD/IBRD/0899USD04.50   0000000570   USD      USD0500GMT01      200,000,000       200,000,000  26-Aug-1994    26-Aug-1999
BOND/SELL USD/IBRD/0999USD02.51   0000000571   USD      USD0501GMT01       50,000,000        50,000,000  15-Sep-1994    15-Sep-1999
BOND/SELL USD/IBRD/0999USD07.13   0000000535   USD      USD0265MLT01    1,500,000,000     1,500,000,000  27-Sep-1994    27-Sep-1999
BOND/SELL USD/IBRD/0999USD05.68   0000000587   USD      USD0549GMT01    1,000,000,000     1,000,000,000  26-Sep-1996    27-Sep-1999
BOND/SELL USD/IBRD/0799USD06.00   0000000598   USD      USD0599GMT01      250,000,000       250,000,000  14-Jul-1997    14-Jul-1999
                                                                                          -------------
Total By Currency                                                                         3,072,183,000
                                                                                          -------------
South African Rand
------------------


         International Bank for Reconstruction and Development
             Treasury Asset Liability Risk System (TALRS)

                 SEC Report -- Changes in Borrowings                     Page 5
         Borrowings (MLT) July 01, 1999 thru September 30, 1999


                                                                                                          Settlement     Maturity
Borrowing Type  Description        Trade ID    Currency  External ID   Currency Amount  US$ Equivalent    Date           Date
--------------  -----------        ---------   --------  -----------   ---------------  --------------   -----------    ---------

BOND/SELL ZAR/IBRD/0899ZAR13.63    0000000851  ZAR       ZAR0544GMT01      200,000,000      32,375,556    12-Aug-1996    12-Aug-1999
                                                                                         -------------
Total By Currency                                                                           32,375,556
                                                                                         -------------
                                                                                         -------------
Total                                                                                    5,481,393,684
                                                                                         -------------
         MTBOZ
         -----
Japanese Yen
------------
BOND/SELL JPY/IBRD/0999JPY00.00    0000000356  JPY       JPY0213MLT01   86,000,000,000     826,406,573   21-Jul-1994    20-Sep-1999
                                                                                         -------------
 Total By Currency                                                                         826,406,573
                                                                                         -------------
United States Dollar
--------------------
BOND/SELL USD/IBRD/0899USD00.00    0000000471  USD       USD0189MLT15       18,000,000      18,000,000   06-Mar-1985    16-Aug-1999
                                                                                         -------------
Total By Currency                                                                           18,000,000
                                                                                         -------------
                                                                                         -------------
 Total                                                                                     844,406,573
                                                                                         -------------


         International Bank for Reconstruction and Development
             Treasury Asset Liability Risk System (TALRS)

                 SEC Report -- Changes in Borrowings                     Page 6
         Borrowings (MLT) July 01, 1999 thru September 30, 1999


                                                                                                          Settlement     Maturity
Borrowing Type  Description        Trade ID    Currency  External ID   Currency Amount  US$ Equivalent    Date           Date
--------------  -----------        ---------   --------  -----------   ---------------  --------------   -----------    ---------

Early Retirement
----------------
         MTBOC
         -----
Australian Dollar
-----------------
BOND/BUY AUD/IBRD/0702AUDSTR       0000003888  AUD                       100,000,000     66,325,000      15-Jul-1999    15-Jul-2002
                                                                                        -------------
Total By Currency                                                                        66,325,000
                                                                                        -------------
Euro Currency
-------------
BOND/BUY EUR/IBRD/0324EURSTR01     0000004009  EUR                        81,344,000     84,496,080      20-Sep-1999    18-Mar-2024
                                                                                        -------------
Total By Currency                                                                        84,496,080
                                                                                        -------------
                                                                                        -------------
Total                                                                                   150,821,080
                                                                                        -------------